A member of citigroup

82-4613

Public Relations Department

02042143

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

Warsaw, 17 June 2002

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

JUN 18 2002

re. Rule 12g3-2(b), File 82/4613

SUPPL

Attention: Division of International Corporate Finance

Dear Sirs,

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended, (the "Act") granted previously to Bank Handlowy w Warszawie SA (the "Bank").

I. We enclose the documents listed below (financial reports), which were available in English and were made public, or distributed to Bank Handlowy's shareholders during the period from 1 September 2001 to 31 May, 2002.

1. The Quarterly Report for the 3rd quarter 2001
2. The Yearly Financial Report for 2001
3. The Yearly Consolidated Financial Report for 2001

II. Set forth below are the summaries of the current reports, issued by Bank Handlowy to the Polish Securities and Exchange Commission and Warsaw Stock Exchange from 1 October 2001 to 30 April 2002.

dlw 7/3

2 October, 2001
No. 51/2001 Information of withdrawal of Bank ratings by Fitch

Bank Handlowy w Warszawie SA hereby informs that upon its request the Fitch International Rating Agency has withdrawn ratings of long- and medium-term liabilities, awarded earlier to the Bank as levels BBB+ and F2, respectively. At the same time, the Fitch Agency maintained its earlier support rating as level „3".

Legal basis: RRM GPW (Ordinance of the council of Ministers): § 4 section 1 point 32

18 October, 2001

No. 52/2001 Information on the disposal of capital involvement in favor of associated undertaking

Bank Handlowy w Warszawie SA hereby informs that by 31 December 2001 it intends to dispose in favor of the associated undertaking – OOO Commercial Bank „Citibank T/O", based in Moscow – the whole of its capital involvement in OAO Gazprom, which currently amounts to USD 33,800,000. The capital involvement originated as a result of Bank Handlowy's joint participation in the syndicate credit arranged by Dresdner Bank. Bank Handlowy is to receive 100% of the disposed liability valued as of the date of the transaction.

The first agreement on the a/m terms was concluded between Bank Handlowy and „Citibank T/O" on 17 October 2001 for the amount of USD 11,200,000.

Both Bank Handlowy as well as „Citibank T/O" are subsidiaries of Citibank Overseas Investment Corporation.

Legal basis: RRM GPW (Ordinance of the Council of Ministers): § 4 section 1 point 8.

29 October, 2001

No. 53/2001 Information on the change of delivery of consolidated half-year financial report

Bank Handlowy w Warszawie SA hereby informs, that the date of delivery of the consolidated half-year financial report for 2001 to the public opinion will be changed. This report will be send to KPWiG, GPW and PAP on 28 November 2001.

Legal basis: RRM GPW (Ordinance of the Council of Ministers): § 47 section 1

13 November, 2001

No. 54/2001 Information on the bond subscription agreement with The European Investment Bank

Bank Handlowy w Warszawie SA hereby informs that on 12 November 2001 it concluded the bond subscription agreement with the European Investment Bank. In pursuance of the agreement Bank Handlowy w Warszawie is to acquire, on the primary market, the bonds of nominal value of PLN 200,000,000 which are to be issued on 23 November 2001 at the issue price of 45.7893 per cent.

Legal basis: RRM GPW (Ordinance of the Council of Ministers) §4 section 1 point 3.

16 November, 2001

No. 55/2001 Information on the bond subscription agreement with The European Investment Bank

Bank Handlowy w Warszawie SA hereby informs that on 16 November 2001 it concluded the bond subscription agreement with the European Investment Bank.

In pursuance of the agreement Bank Handlowy w Warszawie is to acquire, on the primary market; the bonds of nominal value of PLN 300,000,000 which are to be issued on 29 November 2001 at the issue price of 45.8696 percent.

Legal basis: RRM GPW (Ordinance of the Council of Ministers) §4 section 1 point 3.

December 5, 2001

No 57/2001 Information on changes in the Management Board of Bank Handlowy w Warszawie SA

Bank Handlowy w Warszawie SA hereby informs that by resolution of the Supervisory Board of 4 December 2001 Mr Philip King was appointed as Member of the Bank's Management Board and the Executive Vice-President.

Mr Philip King, aged 40, holds the title of Master of Business Administration (MBA) from London Business School. He started working for Citibank in 1990. In 1995 he was appointed as Director of Madrid Metropolia Region, responsible for consumer banking. In 1998 he commenced his work for ABN AMRO Bank as a Head of Consumer Banking for the Region of Latin America. In November 2000 he returned to Citibank.

He does not perform competitive activity to the Bank.

Additionally, the Supervisory Board, recalled as of 4 December Mr Raymond Lim as the Executive Vice-President. Raymond Lim shall assume the post of Corporate Synergies Office Head and shall be responsible for optimal co-operation of distribution channels of both Corporate and Consumer Banking sectors, development of cross-sell activities, development of the chances of new customers acquisition through the integrated distribution network.

Legal basis: RRM GPW (Ordinance of the council of Ministers): par. 4 section 1 point 28.

December 5, 2001

No 58/2001 Information on dissolution of an investment agreement

The Management Board of Bank Handlowy w Warszawie SA hereby informs that on 3 December 2001 a dissolution Arrangement was made whereby as of 3 December the Investment Agreement concluded by and between Mostostal Zabrze-Holding S.A. and Bank Handlowy w Warszawie SA on 27 April 2000 is terminated.

Legal basis: PPO article 81 paragraph 1 section 2

December 19, 2001
No 59/2001 Information on the change of rating of Bank Handlowy by Moody's Investors Service

Bank Handlowy w Warszawie hereby informs that today an international rating agency Moody's Investors Service downgraded the financial strength ratings of the Bank to D+ from C- (the ninth grade in the thirteen-grade scale), maintaining at the same time the previous ratings of long- and short-term deposits at the level of Baa1 and P-2 respectively.

Moody said that the downgrading is a result of unfavorable influence of the difficult economic situation on the Bank's financial fundamentals, of poorer quality of the credit portfolio as well as high costs of restructurization, which is the consequence of the recent merger of Bank Handlowy with Citibank Poland SA.

The agency pointed out that the Bank is strengthening its market position, developing its product range; it is also working out its bad assets and reducing costs. However, it will take some time in the current difficult economic situation for the benefits of these measures to filter through.

Legal basis: RRM GWP [Ordinance of the Council of Ministers} paragraph 4 section 1 item 32

December 27, 2001

No 60/2001 Information on Agreement with KPMG on audit of annual financial reports

Bank Handlowy w Warszawie S.A. informs that on 27 December 2001 it concluded an agreement on audit of annual financial reports with KPMG Polska Audyt Sp. z o.o. (Limited Liability Company) seated in Warsaw, at Chłodna 51, entered into the list of entities authorized to audit financial reports under the number 458.
In the past the Bank used service of KPMG Polska Audyt Sp. z o.o. in the scope of auditing annual and half-yearly financial reports, reviewing half-yearly financial reports and consulting.
The chartered auditor of the Bank - KPMG Polska Audyt Sp. z o.o. was chosen by the Supervisory Board of Bank Handlowy w Warszawie S.A.
The agreement was concluded for auditing annual financial reports for the year 2001.

Legal basis: RRM GWP [Ordinance of the Council of Ministers] paragraph 4 section 1 item 26

January 22, 2002

No 02/2002 Information on Appointment of a Proxy

Bank Handlowy w Warszawie SA hereby informs that on 21 January 2002 Ms Aneta Popławska was appointed a proxy of Bank Handlowy w Warszawie SA.

Ms. Aneta Popławska was born on 1 June 1966. In the Bank she holds a position of the Director of the Legal Department. She has a higher education. She graduated from the

Warsaw University's Faculty of Law in 1992. She has been a legal advisor in the Warsaw Chamber since 1995.

Employment experience:

1991 – 1994	the lawyer's office Wardyński i Wspólnicy, lawyer
1994 – 1997	Dewey Ballantine, senior lawyer
1997:	Citibank (Poland) S.A., Legal Director, advisor to the Management Board
1998 – 2001	member of the Management Board of Citibank (Poland) S.A.; member of the Supervisory Board of Citibrokerage SA – a brokerage of Citibank (Poland) S.A.
1999 – 2000	member of the Supervisory Board of PTE DOM
since 2000 up to now:	Bank Handlowy w Warszawie SA, Director of Legal Department

Other activities performed outside the Bank:

- **Member of the Supervisory Board of Biuro Informacji Kredytowej SA – this activity is not competitive for the Bank's activity.**
- Member of the Management Board (currently a liquidator) of Budowa Centrum Plac Teatralny Sp. z o.o. in liquidation, the company which was established by Citibank (Poland) S.A. and BRE Bank S.A. in order to carry out an investment of building the Headquarters of the banks at Plac Teatralny - this activity is not competitive for the Bank's activity.

Aneta Maria Popławska is not entered into the bankruptcy register (regarding insolvent debtors) in the National Court Register.

Legal basis: RRM GPW paragraph 5 section 1 item 31

<u>January 31, 2002</u>

No 3/2002 Information on release of interim reports for 2002

Bank Handlowy w Warszawie SA sets fixed dates of release of interim reports for 2002.

- quarterly reports:

Delivery date	Reporting period
May 6, 2002	I quarter 2002
August 5, 2002	II quarter 2002
November 4, 2002	III quarter 2002
February 14, 2003	IV quarter 2002

- consolidated quarterly reports:

Delivery date	Reporting period
May 15, 2002	I quarter 2002
August 14, 2002	II quarter 2002
November 14, 2002	III quarter 2002
March 3, 2003	IV quarter 2002

- semi-annual reports:

| Delivery date | Reporting period |
| September 30, 2002 | First half of 2002 |

- consolidated semi-annual reports:

Delivery date	Reporting period
October 31, 2002	First half of 2002

- annual report:

Delivery date	Reporting period
March 31, 2003	year 2002

- consolidated annual report:

Delivery date	Reporting period
May 30, 2003	year 2002

Legal basis: RRM GPW paragraph 69 section 1

February 5, 2002

No. 4/2002 Information on the bond subscription agreement with The European Investment Bank

Bank Handlowy w Warszawie SA hereby informs that on 4 February 2002 it concluded the bond subscription agreement with the European Investment Bank.
In pursuance of the agreement Bank Handlowy w Warszawie is to acquire, on the primary market, the bonds of nominal value of PLN 300,000,000 which are to be issued on 14 February 2002 at the issue price of 49.53 percent.

Legal basis: RRM GPW (Ordinance of the Council of Ministers) §5 section 1 point 3.

March 7, 2002

No 5/2002 Information on purchase of shares of Bank Handlowy by Citibank Overseas Investment Corporation

Bank Handlowy w Warszawie SA (hereinafter referred to as "Bank Handlowy") hereby informs that on 7 March 2002 Citibank Overseas Investment Corporation with its seat in New Castle, the United States of America (hereinafter referred to as "COIC"), the dominant subject towards Bank Handlowy, purchased a total amount of 753,300 common bearer C series shares of Bank Handlowy. The transaction was concluded on 7 March 2002. COIC purchased 376,650 shares at the unit price of PLN 67 from Centaur Investment Corporation and 376,650 shares at the unit price of PLN 67 from Foremost Investment Corporation. COIC is a dominant subject towards Bank Handlowy. The subjects selling the shares belong to Citigroup Inc.

Legal basis: RRM GPW paragraph 5 section 1 item 7

March 15, 2002
No 6/2002 Information on submitting a declaration of conversion of bonds

Bank Handlowy w Warszawie SA (the "Bank") hereby informs that on 14 March 2002 the dominant subject of the Bank - Citibank Overseas Investment Corporation ("COIC"), a subsidiary of Citibank N.A. submitted a declaration of the conversion of its Bearer Convertible Bonds Issue I into the Bank's shares. The volume of bonds submitted for conversion by COIC is 17,648,500. The Bank informs that under paragraph 10 of the Resolution of the Extraordinary General Shareholders Meeting of 15 April 1997 on the issuance of convertible bonds ("Resolution"), irrespective of the restrictions included in para. 4 of the Resolution COIC submitted for conversion all the bonds which allowed the possibility of conversion by the Covenantee along with its subsidiaries and dominant subjects in a given calendar year, of bonds of a nominal value not exceeding PLN 4,480,000 only. Pursuant to para. 10 of the Resolution the restrictions as for the volume of bonds submitted for conversion is not binding in case of the Bank's merger with another subject, or if another subject becomes the holder the Bank's shares authorizing to at least 50% of votes at the General Shareholders Meeting. Both conditions mentioned in para. 10 of the Resolution have been fulfilled.

Legal basis: PPO paragraph 81 section 1 item 2

March 20, 2002
No 7/2002 Information about a resolution on the recommended distribution of profit

On 19 March 2002 the Management Board of Bank Handlowy w Warszawie SA passed a resolution on the recommended distribution of profit for the year 2001. The Management Board recommended allocation of PLN 163,324,500.00 for dividend payment.

The above recommendation means that dividend per share and per Special Participating Convertible Bond amounts to PLN 1.25. The Management Board of the Bank proposed the dividend rights to be established on 26 July 2002, and the dividend to be paid on 2 September 2002. The above proposal of the Management Board of the Bank is to be submitted to the Supervisory Board for its opinion and then to the General Meeting of Shareholders for approval.

Legal basis: RRM GPW paragraph 49 section 1 item 7

March 27, 2002
No 8/2002 Information on the transaction of sale of Cuprum Bank shares

Bank Handlowy w Warszawie SA informs that in connection with the fulfillment of all conditions precedent (including obtaining by the buyer a permit from the Commission for Banking Supervision to purchase 75 % of shares in the share capital of Cuprum Bank) resulting from the Preliminary Agreement of Sale of Cuprum Bank S.A. Shares concluded on 26 March 2002 between Bank Handlowy w Warszawie SA and Dominet S.A., Bank Handlowy w Warszawie SA sold all its shares in Cuprum Bank S.A. to Dominet S.A.

Bank Handlowy w Warszawie SA held 55.2 % of shares in the share capital of Cuprum Bank S.A. and 50.2 % of votes at the General Meeting of Shareholders.

Legal basis: PPO paragraph 81 section 1 item 2

<u>April 26, 2002</u>

No 10/2002 Information on change of the date of release of the consolidated annual report

Bank Handlowy w Warszawie SA informs that the date of release of the consolidated annual report for 2001 has been changed.

The report will be delivered to the Securities and Exchange Commission, the Warsaw Stock Exchange and the Polish Press Agency on 29 May 2002.

Legal basis: RRM GPW par. 69 subpar. 1

Kind regards,

Krzysztof Litwinek
Public Relations Office
General Secretariat

Form SAB-Q III / 01

(for banks)

Pursuant to § 46 section 1 point 2 of the Ordinance of the Council of Ministers as of 22 December 1998, (Dz. U. [Journal of Laws] No 163, item 1160)

The Management Board of: Bank Handlowy w Warszawie SA
releases this quarterly report for the 3rd quarter 2001

November 05, 2001
(date of release)

SELECTED FIANCIAL DATA (current year)	PLN '000		EUR '000	
	3rd quarter from 01/07/01 to 30/09/01	3 quarters - cumulative from 01/01/01 to 30/09/01	3rd quarter from 01/07/01 to 30/09/01	3 quarters - cumulative from 01/01/01 to 30/09/01
I. Interest income	682,051	2,053,346	178,295	560,686
II. Fee and commission income	141,426	379,453	36,970	103,613
III. Profit/(loss) on banking activity	566,385	1,529,985	148,059	417,778
IV. Profit/(loss) before taxation	99,286	307,163	25,954	83,874
V. Net profit/(loss)	58,423	198,467	15,272	54,193
VI. Total assets (as at 30.09.2001)		34,238,780		8,822,154
VII. Equity (as at 30.09.2001)		5,940,520		1,530,667
VIII. Number of shares and Special Convertible Participating Bonds (as at 30.09.2001)*		130,659,600		130,659,600
IX. Fully diluted book value per share - in PLN/EUR (as at 30.09.2001)		45.47		11.71
X. Capital adequacy ratio (as at 30.09.2001)		19.85		19.85

*/This number includes 107,577,100 ordinary shares and 23,082,500 Special Participating Convertible Bonds

BALANCE SHEET (PLN '000)	as at 30/09/01 end of qtr (current year)	as at 30/06/01 end of previous qtr (current year)	as at 30/09/00 end of qtr (previous year)	as at 30/06/00 end of previous qtr (previous year)
Assets				
I. Cash and due from NBP	1,834,455	1,223,241	739,054	622,569
II. Treasury bills and other bills eligible for refinancing with NBP	-	-	-	-
III. Due from other financial institutions	7,471,948	5,119,376	3,338,189	4,127,721
1. Current	905,886	400,222	347,738	535,488
2. Term	6,566,062	4,719,154	2,990,451	3,592,233
IV. Due from non-financial and government sectors	15,321,950	15,297,141	10,509,175	10,679,166
1. Current	3,820,266	3,990,665	1,966,452	1,859,884
2. Term	11,501,684	11,306,476	8,542,723	8,819,282
V. Receivables subject to securities sale and repurchase agreements	-	-	-	-
VI. Debt securities	3,261,647	3,226,059	2,835,562	2,074,514
VII. Investments in subsidiary undertakings	382,144	377,067	99,642	101,708
VIII. Investments in associated undertakings	217,244	304,479	424,519	437,199
IX. Minority investments	90,821	88,299	112,857	142,400
X. Other securities and property rights	35,119	20,119	20,119	20,119
XI. Intangible fixed assets	1,471,018	1,497,652	64,029	62,395
XII. Tangible fixed assets	922,087	912,854	644,818	642,073
XIII. Own shares held for resale	-	-	-	-
XIV. Other assets	2,925,154	3,001,941	1,949,734	1,815,529
1. Repossessed assets - for sale	7,719	7,719	19	19
2. Other	2,917,435	2,994,222	1,949,715	1,815,510
XV. Interperiod settlements	305,193	353,322	183,297	183,994
1. Deferred tax	252,923	301,009	169,001	161,953
2. Other interperiod settlements	52,270	52,313	14,296	22,041
Total assets	**34,238,780**	**31,421,550**	**20,920,995**	**20,909,387**

Liabilities				
I. Due to NBP	267,988	558,559	527,011	380,311
II. Due to other financial institutions	5,113,123	5,197,907	5,456,742	5,656,962
1. Current	1,390,403	630,419	825,686	1,055,835
2. Term	3,722,720	4,567,488	4,631,056	4,601,127
III. Due to non-financial and government sectors	19,016,300	15,304,476	9,601,358	9,353,838
1. Savings accounts, of which:	-	-	-	-
a) current				
b) term				
2. Other, of which:	19,016,300	15,304,476	9,601,358	9,353,838
a) current	5,749,245	3,369,479	1,608,175	1,575,345
b) term	13,267,055	11,934,997	7,993,183	7,778,493
IV. Liabilities in respect of securities subject to sale and repurchase agreements	-	-	-	-
V. Securities issued	5,000	24,143	4	40,283
VI. Funds for staff benefits and other liabilities	2,755,732	3,318,851	1,265,590	1,545,466
VII. Accruals and deferred income	668,472	669,195	558,034	523,793
VIII. Provisions	408,066	406,476	250,111	234,388
1. Provision for corporate income tax	-	-	-	-
2. Other provisions	408,066	406,476	250,111	234,388
IX. Subordinated debt	63,579	59,845	-	-
X. Share capital	430,308	430,308	279,670	279,670
XI. Unpaid contribution to share capital (negative value)	-	-	-	-
XII. Equity reserves	3,044,585	3,044,585	538,000	538,000
XIII. Revaluation reserve	77,520	77,609	78,228	78,516
XIV. Other reserves	2,189,640	2,189,552	2,138,942	2,138,654
XV. FX differences from recalculation of foreign branches	-	-	-	-
XVI. Undistributed profit (or uncovered loss) of previous year	-	-	-	-
XVII. Net profit (loss)	198,467	140,044	227,305	139,506
Total liabilities	**34,238,780**	**31,421,550**	**20,920,995**	**20,909,387**

OFF-BALANCE SHEET ITEMS	as at 30/09/01 end of qtr (current year)	as at 30/06/01 end of previous qtr (current year)	as at 30/09/00 end of qtr (previous year)	as at 30/06/00 end of previous qtr (previous year)
I. Contingent liabilities	12,236,014	11,325,276	7,451,041	7,810,262
1. Liabilities granted:	10,806,349	9,913,639	6,718,964	6,954,827
a) lending commitments (including import L/Cs)	7,781,750	6,847,112	3,681,666	3,842,372
b) guarantees (including confirmed export L/Cs)	3,024,599	3,066,527	3,037,298	3,112,455
2. Liabilities received:	1,429,665	1,411,637	732,077	855,435
a) lending commitments	141,333	168,240	-	1,717
b) guarantees	1,288,332	1,243,397	732,077	853,718
II. Commitments resulting from sale/purchase transactions	104,916,290	103,162,207	37,170,555	28,359,562
III. Other, including:	1,294,318	1,037,768	1,153,484	1,680,198
- Rental and similar commitments, of which:	54,596	54,596	54,596	55,480
- long term land leases	54,596	54,596	54,596	55,480
- Collateral received	1,239,722	983,172	1,098,888	1,624,718
Total off-balance sheet items	**118,446,622**	**115,525,251**	**45,775,080**	**37,850,022**

PROFIT AND LOSS ACCOUNT	3rd quarter (current year) for the period 01/07/01 - 30/09/01	3 quarters - cumulative (current year) for the period 01/01/01 - 30/09/01	3rd quarter (previous year) for the period 01/07/00 - 30/09/00	3 quarters - cumulative (previous year) for the period 01/01/00 - 30/09/00
I. Interest income	682,051	2,053,346	533,589	1,533,104
II. Interest expense	(482,076)	(1,483,197)	(347,414)	(994,588)
III. Net interest income (I-II)	**199,975**	**570,149**	**186,175**	**538,516**
IV. Fee and commission income	141,426	379,453	83,236	266,997
V. Fee and commission expenses	(11,582)	(30,992)	(4,612)	(26,372)
VI. Net fee and commission income (IV-V)	**129,844**	**348,461**	**78,624**	**240,625**
VII. Income from shares and other securities	15,191	47,519	1,820	17,404
VIII. Net profit on financial operations	23,994	3,472	13,574	33,033
IX. Foreign exchange gains	197,381	560,384	120,742	347,368
X. Profit/(loss) on banking activity	**566,385**	**1,529,985**	**400,935**	**1,176,946**
XI. Other operating income	26,196	50,851	8,068	68,210
XII. Other operating expenses	(27,971)	(67,771)	(3,262)	(40,120)
XIII. General expenses	(283,052)	(775,671)	(169,818)	(513,529)
XIV. Depreciation	(42,241)	(119,635)	(31,071)	(87,933)
XV. Charges to provisions	(269,965)	(673,587)	(186,749)	(472,699)
XVI. Release of provisions	129,922	362,979	96,364	175,642
XVII. Net (chrges to)/releases of provisions and changes in valuation of investments	**(140,043)**	**(310,608)**	**(90,385)**	**(297,057)**
XVIII. Operating profit	**99,274**	**307,151**	**114,467**	**306,517**
XIX. Extraordinary gains/(losses)	12	12	0	19
1. Extraordinary gains	12	12	0	20
2. Extraordinary losses	0		0	(1)
XX. Profit/(loss) before taxation	**99,286**	**307,163**	**114,467**	**306,536**
XXI. Corporate income tax	(40,863)	(108,696)	(26,668)	(79,231)
XXII. Other obligatory charges to profit / (increase of losses)	-	-	-	-
XXIII. Net profit/(loss)	**58,423**	**198,467**	**87,799**	**227,305**

Net profit/(loss) (for last 12 months)		175,874		380,919
Average weighted number of ordinary shares and Special Convertible Participating Bonds		130,659,600		93,000,000
Fully diluted profit/(loss) per share (EPS) (in PLN)		1.35		4.10

STATEMENT OF CASH FLOWS	3rd quarter (current year) for the period 01/07/01 - 30/09/01	3 quarters - cumulative (current year) for the period 01/01/01 - 30/09/01	3rd quarter (previous year) for the period 01/07/00 - 30/09/00	3 quarters - cumulative (previous year) for the period 01/01/00 - 30/09/00
A. Net cash flows from operating activities (I+/-II) - indirect method	**1,241,265**	**1,958,158**	**368,670**	**1,386,317**
I. Net profit/(loss)	58,423	198,467	87,799	227,305
II. Adjusments for:	1,182,842	1,759,691	280,871	1,159,012
1. Depreciation	42,241	119,635	31,071	87,933
2. Foreign exchange gains/(losses)	181,784	(3,497)	(88,452)	(51,783)
3. Interest and dividends	9,997	27,524	22,787	12,748
4. Profit/(loss) on investment activities	43,138	53,440	3,577	(13,188)
5. Changes in other reserves	1,590	84,263	15,722	18,341
6. Corporate income tax (presented in profit and loss account)	40,863	108,696	26,668	79,231
7. Corporate income tax paid	(14,766)	(89,307)	(11,889)	(140,631)
8. Change in debt securities held	(24,929)	(1,227,204)	(727,539)	(578,816)
9. Change in amounts due from financial institutions	(1,898,887)	156,886	813,821	243,165
10. Change in amounts due from non-financial and government sectors	(24,809)	794,714	169,992	(300,360)
11 . Change in receivables in respect of securities subject to sale and repurchase agreements	-	-	-	-
12. Change in equity investments	-	(8,046)	7,562	(9,995)
13. Change in amounts due to financial institutions	(584,664)	(1,886,321)	51,862	1,106,333
14. Changes in amounts due to non-financial and government sectors	3,711,824	3,942,211	247,519	867,478

15. Change in payables in respect of securities subject to sale and repurchase agreements	-	-		
16. Change in securities issued	(19,143)	(17,797)	(40,279)	
17. Change in other liabilities	(30,157)	(77,598)	(22,039)	(28,326)
18. Change in interperiod settlements	(20,744)	(87,331)	26,926	14,718
19. Change in deferred income	(5,803)	30,517	29,262	44,536
20. Other items	(224,693)	(161,094)	(275,700)	(151,231)
B. Net cahs flows from investing activities(I-II)	**(14,028)**	**43,128**	**(4,287)**	**(46,454)**
I. Cash inflows from investing activities	**137,405**	**348,252**	**78,692**	**416,815**
1. Sale of intangible fixed assets	-	-	104	3,104
2. Sale of tangible fixed assets	16,653	17,982	103	31,584
3. Sale of investments in subsidiary undertakings	-	-	-	-
4. Sale of investments in associated undertakings	89,439	131,213	-	-
5. Sale of investments in parent company	-	-	-	-
6. Sale of other investments, other debt securities (including those held in trading portfolio) and other property rights	6,467	23,042	29,149	135,675
7. Other inflows	24,846	176,015	49,336	246,452
II. Cash outflows from investing activities	**(151,433)**	**(305,124)**	**(82,979)**	**(463,269)**
1. Acquisition of intangible fixed assets	(8,928)	(20,283)	(4,918)	(6,401)
2. Acquisition of tangible fixed assets	(71,279)	(168,372)	(31,281)	(83,193)
3. Acquisition of investments in subsidiary undertakings	-	(38,696)	-	(6,194)
4. Acquisition of investments in associated undertakings	-	-	-	(89,313)
5. Acquisition of investments in parent company	-	-	-	-
6. Acquisition of other investments (including those held in trading portfolio)	(15,000)	(15,033)	(12,789)	(234,220)
7. Acquisition of own shares for resale	-	-	-	-
8. Other outflows	(56,226)	(62,740)	(33,991)	(43,948)
C. Net cash flows from financing activities (I-II)	**(162,337)**	**(639,817)**	**(223,609)**	**(1,202,499)**
I. Cash inflows from financing activities	**0**	**14,520**	**182**	**322**
1. Long-term loans taken from banks	-	-	-	-
2. Long-term loans taken from financial institutions other than banks	-	-	-	-
3. Issuance of bonds and other securities for other financial institutions	-	-	-	-
4. Increase in subordinated debt	-	-	-	-
5. Inflow from issuance of own shares	-	-	-	-
6. Additional payments to share capital	-	-	-	-
7. Other inflows	-	14,520	182	322
II. Cash outflows from financing activities	**(162,337)**	**(654,337)**	**(223,791)**	**(1,202,821)**
1. Repaynemt of long-term loans taken from banks	(2,464)	(399,067)	(2,665)	(5,329)
2. Repayment of long-term loans taken from financial institutions other than banks	-	-	-	(824,505)
3. Redemption of bonds and other securities from other financial institutions	-	-	-	-
4. Decrease in subordinated debt	-	-	-	-
5. Costs of issuing own securities	-	-	-	-
6. Share buybacks	-	-	-	-
7. Dividends and other payments made to owners	(130,660)	(130,660)	(186,000)	(186,000)
8. Bonuses for members of the management and supervisory boards paid out of net profits	-	-	-	-
9. Payments for public purposes	-	(4,500)	-	(5,500)
10. Payment of liabilities under financial lease agreements	-	-	-	-
11. Other items	(29,213)	(120,110)	(35,126)	(181,487)
D. Net cash flows (A+/-B+/-C)	**1,064,900**	**1,361,469**	**140,774**	**137,364**
E. Balance sheet change in cash	**1,064,900**	**1,361,469**	**140,774**	**137,364**
- of which change in cash arising on FX differences on foreign currencies	**23,746**	**1,437**	**(1,791)**	**(147)**
F. Cash at beginning of period	**1,103,378**	**806,809**	**702,855**	**706,265**
G. Cash at end of period (F+/- D)	**2,168,278**	**2,168,278**	**843,629**	**843,629**

Summary of financial performance, 3rd quarter 2001

The Bank's net earnings in the 3rd quarter of 2001 amounted to 58.4m zloty, representing a decline of 33% in comparison with the corresponding period of the previous year. This decline is primarily attributable to:

- a 55% increase in net charges to provisions, the result of a deterioration in loan portfolio quality traceable to the persistence of a slack domestic economy. Of the total sum of 140m zloty in net provisioning performed in the 3rd quarter of 2001, 29.4m zloty involved provisions established against subordinate loans to subsidiary undertakings, including 19.7m zloty against loans financing capital investments, which reflected the diminution in value of those investments, and another 25m zloty constituted charges to general provisions.

At the same time, the adverse effect of additional provisioning was offset by the positive level of net income from banking activity, and in particular by:

- the sound performance recorded on net fee income, which climbed 65.2%, principally thanks to fees from custodian services, loan origination, cash transactions, and the issue of payment cards and settlement of card transactions;

- a 76.8% increase in net gains on financial operations, mainly caused by higher net income on securities trading;

- strong net FX gains, which rose 63.5% as the Bank strengthened its position on the FX market.

In all, net income from banking activity was up 41.3% in the 3rd quarter of 2001 compared with the same quarter of the previous year.

At the end of the 3rd quarter of 2001, a material impact on the Bank's total assets was exerted by a non-recurring event related to the settlement of operations with the Polish Treasury, which caused a one-day increase of 2,053m zloty in liabilities due on demand.

Accounting principles applied, and description of factors and events significantly impacting earnings

General information

The present financial information has been compiled in accordance with the accounting principles specified in the Accounting Act of September 29, 1994 (as published in *Dziennik Ustaw* no. 121/1994, item 591, and subsequently amended), and with Resolution no. 1/98 of the Commission for Banking Supervision on detailed bank accounting principles and the compilation of notes to financial statements, June 3, 1998 (*Dziennik Urzedowy NBP* [the NBP Official Gazette] no. 14/1998, item 27), as these apply to the preparation of the accounts of banks on a solo (unconsolidated) basis.
The principles adopted in drawing up this quarterly report are consistent with the accounting principles employed in drawing up the semi-annual report for the first half of 2001 and described therein, and these remained unchanged in the 3rd quarter of 2001. The financial data have been prepared using the procedures for the valuation of assets and liabilities and for the determination of net earnings applicable at September 30, 2001, with adjustments for provisions, including a

deferred income tax provision, and asset valuation allowances, established in accordance with the regulations in force.

Comparable financial data for previous periods in the year 2000 are represented by the Bank's financial data prior to its merger with Citibank (Poland) SA ("CPSA"), which took place on February 28, 2001, and prior to the transfer on April 1, 2001, of an organisationally separate establishment of the Bank trading as "Bank Handlowy w Warszawie SA, Warsaw Branch V, Capital Markets Centre" ("COK BH"), to the company of Dom Maklerski Banku Handlowego SA (the Bank Handlowy Brokerage House SA, "DM BH"), in which the Bank is the sole shareholder. The cash flow statement has been adjusted to eliminate the effects of non-cash movements associated with the merger of the Bank and CPSA, and with the transfer of COK BH to DM BH as a non-cash consideration for equity.

Selected financial data

The selected financial data presented at the beginning of this quarterly report refer to the current year and are expressed in two currencies – the Polish zloty (PLN) and the euro (EUR). The principles applied in translating zloty into euros are as follows:

1. Particular items of assets and of liabilities and capital have been translated into euros using the mid-rate ruling at balance date, as published by the National Bank of Poland, which on September 30, 2001, stood at EUR/PLN = 3.8810.
2. Particular items of the profit and loss account have been translated into euros using the arithmetical average of the mid-rates published by the National Bank of Poland and ruling on the final day of each complete month in the periods covered by this report; for the 3rd quarter of 2001, this exchange rate stood at EUR/PLN = 3.8254, while for the first three quarters of 2001 on a year-to-date basis this stood at EUR/PLN = 3.6622.

3rd quarter earnings

Net earnings in the 3rd quarter of 2001 were 29,376,000 zloty lower than in the same quarter of the previous year, while on a year-to-date basis (January-September) these earnings were down 28,838,000 zloty. This was in particular the result of additional charges performed in the 3rd quarter of 2001 to specific provisions against irregular assets and valuation allowances against capital investments, and also to general provisions, with the net provisioning thus carried out totalling 140,043,000 zloty (as against 90,385,000 zloty in the 3rd quarter of 2000). The net increase in provisions recorded over the first three quarters of 2001 amounted to 310,608,000 zloty, while in the corresponding period of 2000 this came to 297,057,000 zloty.
The additional charges to specific provisions performed in the 3rd quarter of 2001 stood at a net 108,947,000 zloty, with 29,447,000 zloty of this representing provisioning against subordinated loans to subsidiary undertakings, including 19,684,000 zloty against loans financing capital investments, which reflected the diminution in value of those investments.
Charges to valuation allowances in the 3rd quarter of 2001 amounted to 6,096,000 zloty, and were chiefly related to an allowance of 5,291,000 zloty established against the Bank's equity holding in one of its subsidiaries.
In addition, in the 3rd quarter of 2001 the Bank expensed against earnings general provisions of 25,000,000 zloty (compared to 20,000,000 zloty in the 3rd quarter of 2001), doing so pursuant to Art. 130 of the Banking Act of August 29, 1997, as provisions intended to safeguard against the risk associated with banking operations. These provisions are reported on the liability side of the Bank's balance sheet under "other provisions". At September 30, 2001, the sum total of general provisions established by the Bank stood at 275,000,000 zloty (at September 30, 2000, the corresponding figure had been 230,000,000 zloty).

Compared to the 3rd quarter of 2000, the Bank's net fee income rose 51,220,000 zloty (65.2%). The strongest growth was seen in fee income from custodian services, loan origination, cash transactions, and the issue of payment cards and settlement of card transactions.
In the 3rd quarter of 2001, the Bank's net gains on financial operations were chiefly driven by income from trading in debt securities and showed an increase of 10,420,000 zloty relative to the 3rd quarter of last year (representing growth of 76.8%).

The strengthening of the Bank's position on the FX market allowed it to generate net FX gains that were up 76,639,000 zloty compared to the 3rd quarter of 2000 (growth of 63.5%).

In the 3rd quarter of 2001, the Bank realised a gain of 2,187,000 zloty on the disposal of its shares in a subsidiary, Centro Internationale Handelsbank AG, and also recorded dividend income of 13,004,000 zloty, including dividends of 12,954,000 zloty from Dom Maklerski Banku Handlowego SA, with these items being reported in the profit and loss account under "income from equities, other securities and other property rights".

Due to the termination of the operating activity of the Bank's London Branch, currently being wound up, in the 3rd quarter of 2001 the Bank obtained income totalling 15,454,000 zloty, shown in the profit and loss account under "other operating income", in the form of proceeds from the sale of property belonging to that Branch. The associated selling expense amounted to 6,830,000 zloty and is reported under "other operating expense". The Bank thus realised a net gain of 8,624,000 zloty on the sale of this property.

In the reporting period, an amortisation charge of 18,111,000 zloty was performed against the goodwill arising on the Bank's merger with CPSA. This has been included under "other operating expense".

In the 3rd quarter of 2001, the Bank also obtained income of 6,104,000 zloty on the receipt of interest due on a subordinated loan, which income had not previously been taken to the Bank's earnings.

At the end of the 3rd quarter of 2001, the Bank was showing an interim negative amount of deferred income tax totalling 252,923,000 zloty, which is traceable to timing differences in recognising income and expense under the Accounting Act and tax regulations.

Information on shareholders

At the date this report was drawn up, i.e., September 30, 2001, the sole shareholder entitled to at least 5% of votes at a shareholders general meeting of Bank Handlowy w Warszawie SA., whether directly or indirectly (through subsidiaries), was **Citibank Overseas Investment Corporation**, a subsidiary of Citibank N.A., which held the right to exercise 91.39% of votes at a shareholders general meeting of Bank Handlowy w Warszawie SA.
No changes took place in the ownership of significant holdings of the Bank's shares in the period subsequent to the preparation of the previous quarterly report, i.e., following June 30, 2001.

Schedule of changes in issuer's shares held by members of management and supervisory bodies

At June 30, 2001:

1) members of management held 5,259 shares in Bank Handlowy w Warszawie SA,

2) members of the Supervisory Board did not hold any shares in Bank Handlowy w Warszawie SA.

At September 30, 2001:

1) members of management held 5,259 shares in Bank Handlowy w Warszawie SA,
2) members of the Supervisory Board did not hold any shares in Bank Handlowy w Warszawie SA.

Overview of issuer's achievements in 3rd quarter of 2001

The monthly publication "The Banker" named Bank Handlowy w Warszawie SA "Best Bank in Poland, 2001".

Schedule of most important events reported on an ongoing basis in 3rd quarter of 2001 to the Securities and Exchange Commission, the Warsaw Stock Exchange and the Polish Press Agency

1. It was reported that a change had taken place in the level and composition of the authorised capital of Dom Maklerski Banku Handlowego SA.

   On July 12, 2001, Bank Handlowy was advised that the Warsaw Regional Court had issued a ruling on July 10, 2001, registering an increase in the authorised capital of the Bank's subsidiary, Dom Maklerski Banku Handlowego SA, and registering amendments to the latter company's articles of association. The authorised capital of this company was increased in recognition of a non-cash consideration for equity made by Bank Handlowy, this consisting in its brokerage business, previously trading as "Bank Handlowy w Warszawie SA, Warsaw Branch V, Capital Markets Centre". In connection with the increase in the company's authorised capital, Bank Handlowy took up 37,300 Series B ordinary registered shares in the company, each with a par value of 1,500 zloty, i.e., the entire new issue performed by the company. Following the registration of the increase in the company's authorised capital, this now amounts to 70,950,000 zloty, divided into 47,300 ordinary registered shares, each with a par value of 1,500 zloty, comprising 10,000 Series A shares and 37,300 Series B shares, which confer the right to 47,300 votes at a general meeting of the company. All the shares are held by Bank Handlowy.

   At April 1, 2001, the total assets of the brokerage business contributed to the company as a non-cash consideration for equity were carried in the accounts of Bank Handlowy at a value of 231,099,231.92 zloty.

   At January 31, 2001, the value of the brokerage business constituting the non-cash consideration for equity, on the basis of the adjusted net asset value method, was determined to be 55,950,000 zloty, an amount subsequently confirmed by a reappraisal performed on April 1, 2001.
   (report dated July 12, 2001)

2. It was reported that Bank Handlowy had finalised the sale to Raiffeisen Zentralbank Oesterreich AG (RZB-Austria), for a price of 300,000,000 Austrian schillings, of 295,336 shares (each with a par value of 1,000 Austrian schillings) in Centro Internationale Handelsbank AG (Centrobank), these constituting the entire shareholding of Bank Handlowy. The shareholding thus sold by Bank Handlowy represents 45.09% of the share capital of Centro

Internationale Handelsbank AG (Centrobank) and confers the right to the same percentage of votes at a General Meeting of Shareholders.
(report dated September 21, 2001)

3. It was reported that changes had been made to the composition of the Management Board of Bank Handlowy w Warszawie SA. Pursuant to a resolution of the Bank's Supervisory Board, adopted on September 25, 2001, Mr Witold Walkowiak was appointed to the Management Board as Vice President and Chief Financial Officer. At the same time, Mr Artur Nieradko was recalled by the Supervisory Board from the post of Vice President as of September 25, 2001, and is to assume the post of Executive Director responsible for the Bank's capital investment portfolio.
(report dated September 25, 2001)

Information on proceedings pending

In the 3rd quarter of 2001, no cases were instituted in courts of law or at bodies of public administration with respect to liabilities or claims of the Bank, where the total amount of litigation was in excess of 10% of the Bank's capital funds. The information presented below refers solely to those cases involving Bank Handlowy w Warszawie SA or its subsidiary undertakings which were instituted in the 3rd quarter of 2001 and where the amount of litigation was highest.

Largest cases involving liabilities of the Bank

No such cases were instituted against the Bank in a court of law or at a body of public administration.

Largest cases involving claims of the Bank

	Plaintiff	Defendant	Date proceedings instituted	Amount of litigation	Nature of proceedings
1	Bank Handlowy w Warszawie SA	Browary Strzelec SA [the Strzelec Brewery]	July 3, 2001	306,145 zloty	The Bank is seeking a writ against the defendant, the maker of a promissory note, for payment of the said note.
2	Bank Handlowy w Warszawie SA	Zaklady Miesne Lubmeat SA [the Lubmeat Meatpacking Company]	July 12, 2001	the Bank's claim amounts to 2,542,617 zloty	On July 12, 2001, the Lublin Regional Court instituted bankruptcy proceedings against Zaklady Miesne Lubmeat SA. The Bank has given notice of its claim under these proceedings.

Largest cases involving liabilities of the Bank's subsidiaries

No such cases were instituted by any of the Bank's subsidiaries in a court of law or at a body of public administration.

Largest cases involving claims of the Bank's subsidiaries

No such cases were instituted against any of the Bank's subsidiaries in a court of law or at a body of public administration.

Member, Management Board
& Chief Financial Officer

Date and signature

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Member, Management Board

Date and signature

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